EXHIBIT 8
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SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-        )
Filings Under the Public Utility Holding Company Act of 1935 ("Act") _____________ ___, 1996
       Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
       Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ______________, 1996, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit, or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


Central and South West Corporation, et al. (70-8557)
       Central and South West Corporation ("CSW"), a registered holding company, its service company subsidiary, Central and South West Services, Inc. ("Services"), both located at 1616 Woodall Rodgers Freeway, Dallas, Texas 75202, and five of its operating subsidiaries, Central Power and Light Company ("CPL"), 539 North Carancahua Street, Corpus Christi, Texas 78401-2802, Public Service Company of Oklahoma ("PSO"), 212 East Sixth Street, Tulsa, Oklahoma 74119-1212, Southwestern Electric Power Company ("SWEPCO"), 428 Travis Street, Shreveport, Louisiana 71156-0001 and West Texas Utilities Company ("WTU"), 301 Cypress Street, Abilene, Texas 79601-5820 (collectively, the "Subsidiaries") have filed an application-declaration under Sections 6(a), 7, 9(a), 10, 12(b) and 12(f) of the Act and Rules 43 and 45 thereunder.
       CSW and its Subsidiaries propose to continue, through March 31, 2002, their short-term borrowing program, which includes the sale of commercial paper by CSW to commercial paper dealers and financial institutions and the sale of short-term notes to banks and their trust departments by CSW and the Subsidiaries ("External Program") and the CSW System money pool ("Money Pool"), as previously authorized by orders dated June 15, 1994, March 18, 1994, September 28, 1993, March 31, 1993 and March 21, 1995 (HCAR Nos. 26066, 26007,
25897, 25777 and 26254) ("Prior Orders").
       In view of certain restrictions on the amount of unsecured short-term debt that CPL, PSO, SWEPCO and WTU may have outstanding under the terms of their respective charters, it is proposed that all borrowings under the Money Pool will be secured by a [subordinated] lien on certain assets of the borrowing company.
       The aggregate principal amounts of short-term borrowing outstanding at any one time requested by CSW and its Subsidiaries are as follows: CSW - $1.2 billion; CP&L - $300 million; PSO - $125 million; SWEPCO - $150 million; WTU - $65 million and Services - $110 million. The aggregate principal amount of outstanding borrowings for CSW and its Subsidiaries together will not exceed $1.2 billion.
       For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                           Jonathan G. Katz
                                           Secretary